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                             October 27, 2020

       John Rogers
       Chief Financial Officer
       WPP plc
       Sea Containers, 18 Upper Ground
       London, United Kingdom SE1 9GL

                                                        Re: WPP plc
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed April 30,
2020
                                                            File No. 001-38303

       Dear Mr. Rogers:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Financial Statements
       Note 11. Analysis of Cash Flows, page F-27

   1. It appears you have bank overdrafts as of the end of each period presented in your Form
                                                        20-F and your Form 6-K
submitted September 3, 2020. Please tell us how you determined that these bank
overdrafts met the criteria in paragraphs 7 to 9 of IAS 7 to be included in cash and cash
equivalents. In doing so, please explain the terms of these bank overdrafts and whether they are
repayable on demand. Further, explain in detail how you concluded that these bank
overdrafts form an integral part of your cash management and do not represent a form of
financing. Also, demonstrate for us that the balances often
                                                        fluctuated to being
positive during each period presented in your Form 20-F and your
                                                        Form 6-K submitted
September 3, 2020.
 John Rogers
WPP plc
October 27, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at
(202) 551-3769,
if you have any questions.



FirstName LastNameJohn Rogers                             Sincerely,
Comapany NameWPP plc
                                                          Division of
Corporation Finance
October 27, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName